

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Andrew Spring
Chief Financial Officer
Empower Ltd.
c/o MidOcean Partners
245 Park Avenue, 38th Floor
New York, NY 10167

> **Re: Empower Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 11, 2021**
> **File No. 333-255133**

Dear Mr. Spring:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets
a. Cash, page 85

1.   Please consider disclosure of the acquisition of AEM Performance Inc. as it relates to the impact the acquisition will have on pro forma cash and cash equivalents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Piles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing